Exhibit 99.2

Notice of Annual General Meeting dated April 13, 2017

# Notice to the 36th Annual General Meeting

Notice is hereby given that the 36th Annual General Meeting (AGM) of the members of Infosys Limited will be held on Saturday, June 24, 2017, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India, to transact the following business:

## Ordinary business

### Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2017 and the reports of the Board of Directors ('the Board') and Auditors thereon.

### Item no. 2 – Declaration of dividend

To declare a final dividend of ₹ 14.75 per equity share and to approve the interim dividend of ₹ 11.00 per equity share, already paid during the year, for the year ended March 31, 2017.

### Item no. 3 – Appointment of U. B. Pravin Rao as a director liable to retire by rotation

To appoint a director in place of U. B. Pravin Rao (DIN: 06782450), who retires by rotation and, being eligible, seeks reappointment.

Explanation: Both our executive directors are subject to retirement by rotation based on the terms of their appointment. Last year, Dr. Vishal Sikka was subjected to retirement by rotation and was reappointed by shareholders. U. B. Pravin Rao was appointed as a whole-time director liable to retire by rotation on June 14, 2014 and was thereafter reappointed as a whole-time director at the AGM held on June 22, 2015.

To the extent that U. B. Pravin Rao is required to retire by rotation, he would need to be reappointed as a whole-time director.

Therefore, shareholders are requested to consider and if thought fit, to pass the following resolution as ordinary resolution:

RESOLVED THAT, pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of the members of the Company be, and is hereby accorded to the reappointment of U. B. Pravin Rao (DIN: 06782450) as a whole-time director, to the extent that he is required to retire by rotation.

### Item no. 4 – Appointment of auditors

To appoint the auditors of the Company, and to fix their remuneration.

Explanation: The Companies Act, 2013 ('the Act') was notified effective April 1, 2014. Section 139 of the Act lays down the criteria for appointment and mandatory rotation of statutory auditors. Pursuant to Section 139 of the Act and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of two terms of five consecutive years. The Rules also lay down the transitional period that can be served by the existing auditors depending on the number of consecutive years for which an audit firm has been functioning as auditor in the same company. The incumbent auditors, B S R & Co. LLP, Chartered Accountants (Firm registration number: AAB-8181) have served the Company for over 10 years before the Act was notified and will be completing the maximum number of transitional period (three years) at the ensuing 36th AGM.

The audit committee of the Company has proposed and on January 13, 2017, the Board has recommended the appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ('Deloitte') as the statutory auditors of the Company. Deloitte will hold office for a period of five consecutive years from the conclusion of the 36th Annual General Meeting of the Company till the conclusion of the 41st Annual General Meeting to be held in 2022. The first year of audit will be of the financial statements for the year ending March 31, 2018, which will include the audit of the quarterly financial statements for the year.

To align with the above, the Board has also approved the appointment of Deloitte as the independent registered public accounting firm of the Company. This appointment is effective the year ending March 31, 2018. As the independent registered public accounting firm, Deloitte will audit the annual financial statements of the Company to be included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). KPMG will continue as the Company's independent registered public accounting firm through the completion of the audit for the year ending March 31, 2017 and for the purpose of filing such audited financial statements in the Form 20-F for the year ending March 31, 2017.

Therefore, shareholders are requested to consider and if thought fit, to pass the following resolution as ordinary resolution:

RESOLVED THAT, pursuant to Sections 139 and 142 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, as amended from time to time, pursuant to the proposals of the audit committee of the Board and recommendation of the Board, Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm registration number: 117366 W/W 100018) be and is hereby appointed as the statutory auditors of the Company, to hold office for a period of five

consecutive years commencing from the financial year 2017-18, on a remuneration that may be determined by the audit committee in consultation with the auditors, and that such remuneration may be paid on a progressive billing basis.

### Item no. 5 – Appointment of branch auditors

To appoint the branch auditors of the Company, and to fix their remuneration and to pass the following resolution as an ordinary resolution :

RESOLVED THAT, pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, the Board be and is hereby authorized to appoint branch auditors of any branch office of the Company, whether existing or which may be opened / acquired hereafter, outside India, in consultation with the Company's auditors, any person(s) qualified to act as branch auditors and to fix their remuneration.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

April 13, 2017

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
*Company Secretary*

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### Notes

1. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote in the meeting instead of himself / herself, and the proxy need not be a member of the Company. A person can act as a proxy on behalf of a maximum of 50 members and holding in aggregate not more than 10% of the total share capital of the Company. A member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as proxy, provided that the person does not act as proxy for any other person or shareholder.
2. Corporate members intending to send their authorized representatives to attend the meeting are requested to send a certified copy of the Board resolution to the Company or upload it on the e-voting portal, authorizing their representative to attend and vote on their behalf at the meeting.
3. The instrument appointing the proxy, duly completed, must be deposited at the Company's registered office not less than 48 hours before the commencement of the meeting (on or before June 22, 2017, 3:00 p.m. IST). A proxy form for the AGM is enclosed.
4. During the period beginning 24 hours before the time fixed for the commencement of the AGM and until the conclusion of the meeting, a member would be entitled to inspect the proxies lodged during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.
5. Members / proxies / authorized representatives should bring the duly filled attendance slip enclosed herewith to attend the meeting.
6. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013 ('the Act'), and the Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available for inspection by the members at the AGM.
7. The Register of Members and Share Transfer Books will remain closed on June 3, 2017 for the purpose of payment of the final dividend for the financial year ended March 31, 2017 and the AGM.
8. Subject to the provisions of the Act, dividend as recommended by the Board, if declared at the meeting, will be paid within a period of 30 days from the date of declaration, to those members whose names appear on the Register of Members as on June 2, 2017. The final dividend is ₹ 14.75 per equity share.
9. Members whose shareholding is in electronic mode are requested to direct change of address notifications and updates of bank account details to their respective depository participant(s). We urge the members to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondence, including on dividends, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Unit : Infosys Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad 500 032.
11. Members wishing to claim dividends that remain unclaimed are requested to correspond with the Registrar and Share Transfer Agents as mentioned above, or the Company Secretary, at the Company's registered office. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 124 of the Act, be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years will be transferred to the IEPF as per Section 124 of the Act, and the applicable rules.

12. We urge members to support our commitment to environmental protection by choosing to receive their shareholding communication through email. You can do this by updating your email addresses with your depository participants.
13. In compliance with Section 108 of the Act, read with corresponding rules, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('the Listing Regulations'), the Company has provided a facility to its members to exercise their votes electronically through the electronic voting (e-voting) service facilitated by the National Securities Depository Limited (NSDL). The facility for voting through ballot paper will also be made available at the AGM and members attending the AGM, who have not already cast their votes by remote e-voting shall be able to exercise their right at the AGM through ballot paper. Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their votes again. The instructions for e-voting are annexed to the Notice. The Board has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer to scrutinize the e-voting / ballot process in a fair and transparent manner.
14. The e-voting period commences on June 19, 2017 (9:00 a.m. IST) and ends on June 23, 2017 (5:00 p.m. IST). During this period, members holding shares either in physical or dematerialized form, as on the relevant date, i.e. June 17, 2017, may cast their vote electronically. The e-voting module will be disabled by NSDL for voting thereafter. A member will not be allowed to vote again on any resolution for which the vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the relevant date, i.e. June 17, 2017. E-voting rights cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.
15. The Annual Report 2016-17, the Notice of the 36th AGM and instructions for e-voting, along with the attendance slip and proxy form, are being sent by electronic mode to members whose email addresses are registered with the Company / depository participant(s), unless a member has requested for a physical copy of the documents. For members who have not registered their email addresses, physical copies are being sent by the permitted mode.
16. Members may also note that the Notice of the 36th AGM and the Infosys Annual Report 2016-17 will be available on the Company's website, www.infosys.com.
17. Additional information, pursuant to Regulation 36 of the Listing Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of the Notice.
18. The SEBI has mandated the submission of the Permanent Account Number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participant(s). Members holding shares in physical form are required to submit their PAN details to the Registrar and Share Transfer Agents.
19. All documents referred to in the Notice will be available for inspection at the Company's registered office during normal business hours on working days up to the date of the AGM.

- The attendance registration procedure for the AGM is as follows:
  a. Shareholders are requested to tender their attendance slips at the registration counters at the venue of the AGM and seek registration before entering the meeting hall.
  b. Alternatively, to facilitate smooth registration / entry, the Company has also provided a web check-in facility, which would help the shareholder enter the AGM hall directly without going through the registration formalities at the registration counters.
  c. The online registration facility will be available from June 21, 2017 (9:00 a.m. IST) to June 23, 2017 (5:00 p.m. IST).
- The procedure of web check-in for the AGM is as follows:
  a. Log in to https://karisma.karvy.com<https://karisma.karvy.com/ and click on the online registration link.
  b. Select the company name.
  c. Pass through the security credentials viz., DP ID, Client ID / Folio entry, PAN No., and 'CAPTCHA' as directed by the system and click on the 'Submit' button.
  d. The system will validate the credentials. Click on the 'Generate my attendance slip' button that appears on the screen.
  e. The attendance slip in PDF format will appear on the screen. Select the 'PRINT' option for direct printing or download and save for printing.

The shareholder needs to furnish the printed attendance slip along with a valid identity proof such as the PAN card, passport, AADHAAR card or driving license to enter the AGM hall.

Registered office:
Electronics City, Hosur Road
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
*Company Secretary*

April 13, 2017

## Additional information on director recommended for appointment / reappointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015



### U. B. Pravin Rao

U. B. Pravin Rao is the Chief Operating Officer and a Whole-time Director of Infosys Limited. He was inducted on January 10, 2014 as a member of the Board.

As Chief Operating Officer of Infosys Limited, Pravin Rao has overall strategic and operational responsibility for the entire portfolio of the Company's offerings. He oversees the key functions of global sales, global delivery and business enablement. He drives the continuous renewal of key processes, systems and policies across the Company in client relationship management, sales effectiveness, delivery excellence, quality, talent management and leadership development. Pravin is also the Chairperson of Infosys BPO.

Pravin has over 30 years of industry experience. Since joining Infosys in 1986, Pravin has held a number of senior leadership roles including Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.

Pravin holds a degree in electrical engineering from Bangalore University, India. He is a member of the National Council of the Confederation of Indian Industry (CII) and the Executive Councils of NASSCOM and the World Business Council for Sustainable Development (WBCSD).

#### Nature of expertise in specific functional areas

Information Technology Services and Business Management.

#### Disclosure of inter-se relationships between directors and Key Managerial Personnel

Nil

#### Listed companies (other than Infosys Group) in which U. B. Pravin Rao holds directorship and committee membership :

*Directorship*

Nil

*Chairperson / Membership of Board committees*

Nil

#### Shareholding in the Company

5,55,520

Note : (1) The nomination and remuneration committee, in its meeting held on October 14, 2016, recommended a grant of 27,250 RSUs and 43,000 ESOPs to U. B. Pravin Rao, Chief Operating Officer (COO), under the 2015 Stock Incentive Compensation Plan and the same was approved by the shareholders through a postal ballot concluded on March 31, 2017. The Board, in its meeting held on April 13, 2017, granted these RSUs and ESOPs with effect from May 2, 2017. These would vest over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

(2) Details of U. B. Pravin Rao's age, remuneration and number of Board meetings attended during fiscal 2017 are provided in the Corporate governance report of the Annual Report 2016-17.